September 29, 2005

VIA EDGAR

Mr. Mark P. Shuman Branch Chief - Legal United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Ms. Rebekah Toton United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

RE:	Retalix Ltd.
Registration Statement on Form F-3
Filed June 2, 2005
File No. 333-125440

Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 22, 2005
File No. 00-29742

Dear Mr. Shuman and Ms. Toton:

This letter is submitted on behalf of Retalix Ltd. (the “Company”) in response to your comment letter dated July 1, 2005, regarding the above referenced filings. Each of the original comments from your July 1, 2005 letter appears below, followed by the Company’s response.

The Company has, simultaneously with this letter, filed an Amendment No. 1 (“Amendment No. 1”) to Form F-3 to reflect the pertinent portions of the responses below and to provide updated information since the initial filing of the Registration Statement.

For your convenience, we have mailed to you a paper version of Amendment No. 1 showing all changes since the initial filing of the Registration Statement.

*************************

REGISTRATION STATEMENT ON FORM F-3

Selling Shareholder, Page 17

1.
Please expand the filing to describe the material transactions and relationships between Retalix and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

Response:

In response to the Staff’s comments, this information has been set forth under the caption “SELLING SHAREHOLDERS” in the Registration Statement.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Controls and Procedures

2.
You state “there were no significant changes in our internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect our internal control over financial reporting during the period covered by this annual report.” However, Item 308(c) requires you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there was no change to your internal controls over financial reporting during the fiscal quarter ended December 31, 2004, that had materially affected, or was reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will take this comment into consideration in preparing future Forms 20-F.

Response:

The Company has confirmed to us that no change to its internal control over financial reporting occurred during the fiscal quarter ended December 31, 2004 (nor during the fiscal year then ended), that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We respectfully note, however, that Item 308(c) of Regulation S-K does not apply to Form 20-F. Nevertheless, we acknowledge that the certifications required by Exhibit 12 to Form 20-F require the Company to disclose any change in its internal control over financial reporting occurring during the period covered by such annual report, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. In response to the Staff’s comment, the Company will revise the disclosure in its future Forms 20-F to reflect the applicable requirements.

*************************

We believe that the foregoing represent appropriate responses to each of the comments set forth in your July 1, 2005 letter. If you have any questions with respect to any of these matters, or would like any further information, please contact the undersigned or Harvey E. Bines, each at Sullivan & Worcester LLP, at 617-338-2800.

Sincerely,

By:	/S/ Howard E. Berkenblit
Howard E. Berkenblit

cc:	Barry Shaked, Retalix Ltd.
Daniel Moshaioff, Retalix Ltd.
Harvey E. Bines, Esq.